BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

NOV 1 4 2007

07028076

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

SUPPL

November 8, 2007

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re reports highly satisfactory interim result".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Stefan Schulz
Head of Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
André Arrago, Dr. Wolf Becke
Jürgen Gräber, Dr. Elke König,
Dr. Michael Pickel, Ulrich Wallin

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

hannover re®

PRESS RELEASE

Hannover Re reports highly satisfactory interim result

- **Operating profit (EBIT) +14.3%**
- **Group net income +55.0%**
- **Return on equity 25.7%**
- **Non-life reinsurance: Net income for the reporting period +17.5%**
- **Life and health reinsurance: Further increase in operating profit (EBIT) and special effects almost triple the net income for the reporting period**
- **Outlook for the full financial year revised upwards**
- **Dividend increase envisaged**

Hannover, 8 November 2007: In its interim report published today Hannover Re expressed considerable satisfaction with the development of its business as at 30 September 2007. "With our result we have put in place a good platform for surpassing our originally envisaged profit target for the full financial year – namely a return on equity of at least 15 percent. Indeed, taking into account the non-recurring effect from the tax reform, the return on equity is set to reach at least 20 percent", Chief Executive Officer Wilhelm Zeller explained.

Although the hard market in non-life reinsurance has now passed its peak, rates are still commensurate with the risks after eight consecutive years of consistent price increases. Hannover Re thus continues to be able to generate profitable business. The development of life and health reinsurance was exceptionally favourable.

The operating profit (EBIT) as at 30 September 2007 improved by 14.3% on the same period of the previous year to reach 690.3 million euro (603.6 million euro). Group net income surged by 55.0% to 589.3 million euro (380.1 million euro). This figure, which reflects in part a reduction of 179.0 million euro (after minority interests) in deferred taxes resulting from the corporate tax reform, was equivalent to earnings of 4.89 euro (3.15 euro) a share.

Hannover Re continues to enjoy a strong capital base: compared to the position as at year-end 2006 shareholders' equity grew by 314.8 million euro to 3.2 billion euro. The book value per share increased accordingly by 10.9%. The total policyholders' surplus, comprised of shareholders' equity,

minority interests and hybrid capital, stood at 5.1 billion euro (4.9 billion euro).

The gross premium booked by the Hannover Re Group contracted as expected by 11.1% as at 30 September 2007 to 6.4 billion euro (7.2 billion euro). Key factors here were the sale of Praetorian and the associated withdrawal of Clarendon from active specialty business. These effects were not entirely offset by the vigorous growth in life and health reinsurance. At constant exchange rates the decline in gross premium volume would have been 8.0%. In view of the increase in the level of retained premium to 86.4% (76.3%), net premium nevertheless climbed by 4.5% to 5.5 billion euro (5.3 billion euro).

The state of the market in **non-life reinsurance**, the largest business group, remains favourable even though the hard market has now passed its peak. "The decisive factor is that rates in most segments are still commensurate with the risks and hence the business outlook remains bright", Mr. Zeller emphasised. Only in a few lines, such as US casualty business – and here especially directors' and officers' (D&O) insurance –, are prices and conditions no longer adequate in certain segments. Hannover Re consequently scaled back its business volume accordingly in these areas. The situation in property business was still adequate despite modest rate cuts. Prices in US property catastrophe business for the most part remained high, with slight rate reductions observed only in a few isolated areas. All in all, prospects in non-life reinsurance continue to be favourable.

Hannover Re considers itself optimally positioned to face the challenges of a softening market: in typically cyclical non-life reinsurance business it has practiced a policy of systematic cycle management for many years, meaning that in upward phases it enlarges its market share, only to scale it back as the cycle turns downwards – while at the same time pinpointing attractive market and product niches such as reinsurance transacted in accordance with Islamic principles. Along with property catastrophe business, worldwide credit and surety reinsurance, marine reinsurance and the markets of Central and Eastern Europe currently offer the highest levels of profitability. The share of the lucrative German market was also boosted thanks to new business relationships.

As anticipated, gross premium in total non-life reinsurance contracted as at 30 September 2007 by 21.8% relative to the same period of the previous year, falling to 4.1 billion euro (5.2 billion euro). At constant exchange rates, especially against the US dollar, the decrease would have been 19.0%. With the level of retained premium rising sharply to 83.9% (72.6%), net premium declined only marginally by 4.7% to 3.4 billion euro (3.6 billion euro).

On the claims side the third quarter passed off thoroughly satisfactorily. A number of smaller natural catastrophe losses were incurred – including hurricane "Dean" with loss

expenditure coming in below 10 million euro – as well as two aviation claims. All in all, the burden of catastrophe losses and major claims in the third quarter stood at 35.7 million euro. The total net burden for the first nine months amounted to 259.2 million euro. This is equivalent to 7.6% of net premium in non-life reinsurance and hence within the multi-year average of 8%. The combined ratio came in at 100.6% (100.5%).

The net underwriting result of -50.3 million euro was on a par with the previous year. The operating profit (EBIT) in non-life reinsurance contracted by 2.6% to 453.2 million euro (465.3 million euro). Due to the positive effect of the corporate tax reform, Group net income rose by a substantial 17.5% to 393.8 million euro (335.2 million euro), corresponding to earnings of 3.27 euro (2.78 euro) a share.

The development of the **life and health reinsurance** business group as at 30 September 2007 was dynamic and most gratifying: opportunities to generate growth and profitability here by organic means continue to be very good. Hannover Re, which operates in this business group under the Hannover Life Re brand name, conducts its business on the basis of a "five pillar model". This encompasses the financing of new and existing business, the development of new markets and products (such as special senior citizens' and annuity products), bancassurance, partnerships with large multinational insurance groups as well as traditional life, annuity, accident and health business. "This strategy ensures that we enjoy a promising portfolio and vigorous organic growth, thereby enabling us to further significantly boost our premium volume and result in the third quarter", Mr. Zeller emphasised.

The company has identified clear growth prospects for annuity insurance in individual retirement provision in the industrialised nations: in the United Kingdom the focus continues to be on enhanced annuities; in the United States special health insurance products for seniors offered good growth potential. "In life and health reinsurance, as in non-life reinsurance, we have also set our sights on the emerging market of (re)insurance in conformity with Islamic principles. In this area we assist our clients not only with risk transfer but also with the design of new products, and we support them as regards marketing and sales methods", Mr. Zeller added.

Gross premium in life and health reinsurance climbed by a vigorous 17.7% as at 30 September 2007 to reach 2.3 billion euro (2.0 billion euro). At constant exchange rates growth would have been 21.6%. The level of retained premium rose to 90.5% (86.0%), and net premium earned consequently surged by an even more appreciable 23.6% to 2.1 billion euro (1.7 billion euro).

Hannover Re was similarly satisfied with the results as at 30 September 2007. The operating profit (EBIT) was virtually doubled to 209.9 million euro (107.8 million euro). This amount includes extraordinary income of around 25 million euro both

from the first half-year and from the third quarter. The resulting EBIT margin of 10.0% was thus comfortably in excess of the target figure of 5.0%. Yet even without the special effects the EBIT margin would have been a very good 7.6%. Against this backdrop and assisted by the implications of the corporate tax reform, Group net income surged exceptionally strongly to 203.6 million euro after 70.8 million euro in the comparative period of the previous year. This was equivalent to earnings of 1.69 euro (59 cents) a share.

Hannover Re was similarly satisfied with the performance of its **investments**: although capital markets were jittery in the third quarter – as a consequence of the credit crunch and the crisis on the US housing market – and hence subject to considerable volatility, Hannover Re was scarcely affected by these market movements due to its conservatively oriented, diversified portfolio. Given the very minimal holding of bonds with subprime exposure relative to the total asset volume, write-downs of a mere 4.6 million euro were taken. The cash inflow into the technical account in conjunction with market movements and a weaker US dollar left the portfolio of assets under own management – totalling 19.5 billion euro – virtually unchanged from the position as at 31 December 2006. Ordinary income excluding interest on deposits climbed by 10.5% to 627.3 million euro (567.6 million euro) due to a higher average yield in the portfolios. As part of the proactive approach taken to portfolio management – especially with regard to equities – profits of 164.3 million euro (189.8 million euro) were realised on the disposal of investments. This contrasted with virtually unchanged realised losses of 60.1 million euro (70.1 million euro). Net income from the portfolio of assets under own management grew by 5.8% to 681.0 million euro (643.6 million euro). Interest on deposits increased by 8.4% to 166.6 million euro (153.7 million euro). Against this backdrop the net investment income from the total portfolio improved on the same period of the previous year by 6.3% to 847.6 million euro (797.3 million euro).

Outlook

Based on the attractive market opportunities available in non-life reinsurance and life/health reinsurance and given the current state of the capital markets, Hannover Re is looking to a very good result for the full 2007 financial year.

The company has used the risk capital freed up by the sale of Praetorian to tap into other attractive opportunities in reinsurance business: by running a higher retention in segments that are still lucrative it can pursue promising potential avenues for boosting profitability. Furthermore, by expanding its life and health reinsurance portfolio and cultivating new markets in Central and Eastern Europe as well as in the high-growth Islamic reinsurance market – not to mention the increased stake in E+S Rück and the assumption of the remaining 50% interest in Hannover Life Re Australasia as at 1 October 2007 – Hannover Re enjoys good scope for allocating the capital that has become available.

Despite a softening market in *non-life reinsurance* conditions remain broadly positive – as has been borne out by all the rounds of treaty renewals completed in the course of the year to date. In those areas that have seen rate reductions, such as aviation business, prices are nevertheless still adequate. Catastrophe losses such as winter storm "Kyrill", the flooding in the United Kingdom and the windstorm/flood event in Australia should serve to at least hold prices for natural catastrophe business stable. Rate reductions in the single-digit percentage range are anticipated in the United States owing to the absence of damaging hurricanes so far this season. Property catastrophe business nevertheless remains profitable. In Germany rate increases under non-proportional programmes in motor liability business are possible in light of rising expenditures for bodily injury claims.

"The annual get-togethers of reinsurers and their clients in Monte Carlo in September and in Baden-Baden and the United States in October similarly demonstrated that the rate level as a whole continues to be commensurate with the risks", Mr. Zeller noted.

Current estimates suggest that the widespread fires that raged across California in the fourth quarter will produce a market loss of at least 1.5 billion US dollars. Hannover Re anticipates a net loss burden in the low double-digit millions from this event.

For the full 2007 financial year the net premium volume in non-life reinsurance is likely to come in at least on a par with the previous year. Provided the burden of catastrophe losses and major claims for the full year remains in line with the expected figure of around 8% of net premium, a gratifying profit contribution can be expected.

In *life and health reinsurance* Hannover Re is looking to further good growth impetus – stemming inter alia from European markets as well as a number of Asian markets and South Africa. In October 2007 Hannover Re established a new subsidiary in Bermuda that will assume an important position within the life and health reinsurance group and significantly strengthen the worldwide network. For the business group as a whole Hannover Re expects appreciable growth in premium volume and double-digit increases in results.

On the *investment* side the anticipated positive cash flow over the remainder of the year should serve to boost the asset volume. Given a normal market environment, further growth is likely in the income generated from assets under own management.

Bearing in mind the good development of the operational business described above and the non-recurring effect associated with the reform of corporate taxation, Hannover Re anticipates a very good result for the *full 2007 financial year.* "Assuming that the burden of catastrophe losses and major

claims is in line with expectations and provided there are no adverse movements on capital markets, we are now looking at a return on equity of at least 20 percent for the full 2007 financial year", Mr. Zeller stated. Subject to the approval of the relevant boards, an increased dividend should therefore be possible. The Executive Board intends to keep to its payout ratio in the range of 35% to 40% of the ordinary result. In order to enable shareholders to also share in the once-only effect of the tax reform, the Executive Board is considering an additional special distribution.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (IFRS basis)

	2007					2006		
in EUR million	H1	Q3	Variance	H1+Q3	Variance	Q3	H1+Q3	31.12.
Hannover Re Group								
Gross written premium	4,491.6	1,934.8	-12.7%	6,426.3	-11.1%	2,215.1	7,227.7	
Net premium earned	3,705.2	1,785.9	+10.3%	5,491.1	+4.5%	1,619.7	5,256.4	
Net underwriting result	(92.1)	(27.9)	-69.7%	(119.9)	-23.8%	(92.0)	(157.4)	
Net investment income[1]	579.9	267.6	-14.6%	847.6	+6.3%	313.4	797.3	
Operating profit (EBIT)	467.7	222.6	+11.4%	690.3	+14.3%	199.8	603.6	
Net income from continuing operations (before minorities)	289.3	345.8	+200.4%	635.2	+63.6%	115.1	388.3	
Net income from discontinued operations (before minorities)	30.7	(0.4)	+101.0%	30.4	-53.4%	36.2	65.2	
Minority interests	27.1	49.2	+76.7%	76.2	+3.9%	27.8	73.4	
Group net income	293.0	296.3	+139.9%	589.3	+55.0%	123.5	380.1	
Earnings per share in EUR	2.43	2.46	+139.9%	4.89	+55.0%	1.02	3.15	4.27
Policyholders' surplus[2]	4,824.1			5,136.8	+5.3%			4,878.4
Investments (incl. funds held by ceding companies)	29,190.6			28,998.1	+1.6%			28,538.1
Total assets	39,154.8			37,974.1	-8.2%			41,386.4
Book value per share in EUR	24.68			26.64	+10.9%		23.60	24.03
Retention	85.8%	87.9%		86.4%		74.7%	76.3%	
EBIT margin[3]	12.6%	12.5%		12.6%		12.3%	11.5%	
Return on equity (after tax)[4]	19.9%	38.3%		25.7%		18.3%	18.6%	
Non-life reinsurance								
Gross written premium	2,964.4	1,137.8	-24.9%	4,102.3	-21.8%	1,515.0	5,244.9	
Net premium earned	2,328.5	1,062.9	+1.7%	3,391.3	-4.7%	1,045.0	3,557.7	
Net underwriting result	(56.1)	5.8	+116.5%	(50.3)	+0.0%	(35.4)	(50.3)	
Operating profit (EBIT)	321.5	131.7	-18.5%	453.2	-2.6%	161.6	465.3	
Net income from continuing operations (before minorities)	248.4	188.0	+85.9%	436.5	+32.4%	101.1	329.6	
Net income from discontinued operations (before minorities)	13.7	(0.2)	-100.4%	13.5	-80.5%	37.7	69.2	
Minority interests	20.7	35.5	+46.8%	56.1	-11.7%	24.2	63.6	
Group net income	241.4	152.4	+32.9%	393.8	+17.5%	114.7	335.2	
Retention	83.3%	85.4%		83.9%		71.2%	72.6%	
Combined ratio[5]	101.9%	97.9%		100.6%		103.3%	100.5%	
EBIT margin[3]	13.8%	12.4%		13.4%		15.5%	13.1%	
Life and health reinsurance								
Gross written premium	1,532.3	801.4	+14.5%	2,333.7	+17.7%	700.2	1,982.7	
Net premium earned	1,376.7	723.0	+25.8%	2,099.7	+23.6%	574.8	1,698.7	
Operating profit (EBIT)	129.2	80.7	+172.8%	209.9	+94.7%	29.6	107.8	
Group net income	89.9	113.7	+479.8%	203.6	+187.8%	19.6	70.8	
Retention	90.2%	90.9%		90.5%		82.4%	86.0%	
Combined ratio[5]	96.9%	97.8%		97.2%		103.2%	99.7%	
EBIT margin[3]	9.4%	11.2%		10.0%		5.2%	6.4%	

[1] Including expense on funds withheld and contract deposits

[2] Total shareholders' equity + minority interests + hybrid capital

[3] Operating profit (EBIT)/net premium earned

[4] Quarterly figures are annualised

[5] Including interest income on contract deposits and funds withheld

hannover rück

PRESSE INFORMATION

Hannover Rück mit sehr erfreulichem Zwischenergebnis

- **Operatives Ergebnis (EBIT) + 14,3 %**
- **Konzernüberschuss + 55,0 %**
- **Eigenkapitalrendite 25,7 %**
- **Schaden-Rückversicherung: Periodenüberschuss + 17,5 %**
- **Personen-Rückversicherung: Erneut gestiegenes operatives Ergebnis und Sondereffekte führen zu einem nahezu verdreifachten Periodenüberschuss**
- **Ausblick auf das Gesamtjahr angehoben**
- **Dividendenerhöhung vorgesehen**

Hannover, 8. November 2007: In dem heute vorgelegten Zwischenbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung zum 30. September 2007 sehr zufrieden. „Wir haben mit unserem Ergebnis eine gute Ausgangsbasis erzielt, um unser ursprünglich angepeiltes Gewinnziel für das Gesamtjahr – eine Eigenkapitalrendite von mindestens 15 Prozent – zu übertreffen. Unter Berücksichtigung des Einmaleffekts aus der Steuerreform ergibt sich sogar eine Eigenkapitalrendite von mindestens 20 Prozent", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

Obwohl der Zenit des ‚harten' Marktes in der Schaden-Rückversicherung überschritten ist, sind die Raten nach acht aufeinanderfolgenden Jahren stetiger Preisanstiege unverändert risikoadäquat, sodass die Hannover Rück weiterhin profitables Geschäft generieren konnte. Außerordentlich positiv verläuft die Geschäftsentwicklung in der Personen-Rückversicherung.

Das operative Ergebnis (EBIT) zum 30. September 2007 erhöhte sich gegenüber der Vergleichsperiode um 14,3 % auf 690,3 Mio. EUR (603,6 Mio. EUR). Der Konzernüberschuss stieg um 55,0 % auf 589,3 Mio. EUR (380,1 Mio. EUR). Hierin ist eine Reduzierung der latenten Steuern infolge der Unternehmenssteuerreform in Höhe von 179,0 Mio. EUR (nach Anteilen anderer Unternehmen) enthalten. Der Gewinn je Aktie beträgt 4,89 EUR (3,15 EUR).

Die Kapitalbasis der Hannover Rück zeigt sich weiterhin stark: Das Eigenkapital hat sich gegenüber dem Jahresultimo 2006 um 314,8 Mio. EUR auf 3,2 Mrd. EUR erhöht. Entsprechend zugelegt hat auch der Buchwert je Aktie; dieser stieg um 10,9 %.

Das gesamte haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, beläuft sich auf 5,1 Mrd. EUR (4,9 Mrd. EUR).

Die Bruttoprämie für den Hannover Rück-Konzern ging zum 30. September 2007 erwartungsgemäß um 11,1 % auf 6,4 Mrd. EUR (7,2 Mrd. EUR) zurück. Ausschlaggebend hierfür waren der Verkauf der Praetorian und der damit zusammenhängende Rückzug der Clarendon aus dem aktiven Spezialgeschäft. Das starke Wachstum in der Personen-Rückversicherung konnte diese Effekte nicht kompensieren. Bei konstanten Währungskursen hätte der Rückgang der Bruttoprämie 8,0 % betragen. Angesichts eines auf 86,4 % (76,3 %) erhöhten Selbstbehalts stieg die Nettoprämie jedoch um 4,5 % auf 5,5 Mrd. EUR (5,3 Mrd. EUR).

Im größten *Geschäftsfeld*, der **Schaden-Rückversicherung**, ist die Marktsituation weiterhin günstig, auch wenn der Gipfel des ‚harten' Marktes überschritten ist. „Das Entscheidende ist, dass die Raten in den meisten Segmenten immer noch risikoadäquat und die Geschäftsaussichten somit weiterhin vielversprechend sind", unterstrich Zeller. Lediglich in einigen Sparten wie dem US-Haftpflichtbereich, hier insbesondere bei der Managerhaftpflichtversicherung, sind die Preise und Konditionen dem Risiko in einigen Segmenten nicht mehr angemessen. Deshalb hat die Hannover Rück ihr Geschäftsvolumen hier entsprechend reduziert. Im Sachgeschäft war die Situation trotz leichter Ratenrückgänge immer noch auskömmlich. Im amerikanischen Sach-Katastrophengeschäft verblieben die Preise überwiegend auf ihrem hohen Niveau, lediglich in einigen Bereichen waren leichte Ratenreduzierungen zu verzeichnen. Insgesamt sind die Geschäftsaussichten in der Schaden-Rückversicherung weiterhin günstig.

Die Hannover Rück sieht sich bestens aufgestellt, um den Herausforderungen eines weicher werdenden Marktes zu begegnen: In der zyklusgeprägten Schaden-Rückversicherung betreibt sie seit vielen Jahren ein konsequentes Zyklusmanagement, d. h. in Phasen eines Aufschwungs wird der Marktanteil erhöht, im Zyklusabschwung reduziert man ihn und spürt gleichzeitig Markt- und Produktnischen auf, wie zum Beispiel das *islamkonforme* Rückversicherungsgeschäft. Höchste Profitabilität versprechen derzeit neben dem Sach-Katastrophengeschäft die weltweite Kredit- und Kautionsrückversicherung, die Transportrückversicherung oder die Märkte Zentral- und Osteuropas. Dank neuer Geschäftsverbindungen konnte auch der Anteil am profitablen deutschen Markt erhöht werden.

Die Bruttoprämie für die gesamte Schaden-Rückversicherung ging zum 30. September 2007 gegenüber der Vergleichsperiode erwartungsgemäß um 21,8 % auf 4,1 Mrd. EUR (5,2 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 19,0 % betragen. Auf Grund eines deutlich auf 83,9 % (72,6 %) erhöhten Selbstbehalts reduzierte sich die verdiente

Nettoprämie mit 4,7 % nur geringfügig auf 3,4 Mrd. EUR (3,6 Mrd. EUR).

Schadenseitig verlief das dritte Quartal recht zufrieden stellend. Es waren eine Reihe kleinerer Naturkatastrophen – darunter Hurrikan „Dean" mit einer Belastung von unter 10 Mio. EUR – sowie zwei Luftfahrtschäden zu verzeichnen. Insgesamt belief sich die Großschadenbelastung im dritten Quartal auf 35,7 Mio. EUR. Für die ersten neun Monate betrug die Netto-Großschadenbelastung 259,2 Mio. EUR. Dieser Wert entspricht 7,6 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit im langjährigen Durchschnitt von 8 %. Die kombinierte Schaden-/Kostenquote beträgt 100,6 % (100,5 %).

Das versicherungstechnische Ergebnis lag mit -50,3 Mio. EUR auf Vorjahresniveau. Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung verringerte sich um 2,6 % auf 453,2 Mio. EUR (465,3 Mio. EUR). Angesichts des positiven Effektes aus der Unternehmenssteuerreform stieg der Konzernüberschuss deutlich um 17,5 % auf 393,8 Mio. EUR (335,2 Mio. EUR). Das Ergebnis je Aktie betrug 3,27 EUR (2,78 EUR).

Das Geschäftsfeld **Personen-Rückversicherung** entwickelte sich zum 30. September 2007 dynamisch und überaus erfreulich: Hier sind die organischen Wachstums- und Ertragschancen unverändert sehr gut. Die Hannover Rück, die in diesem Geschäftsfeld unter der Marke Hannover Life Re auftritt, betreibt ihr Geschäft auf Basis eines „Fünf-Säulen-Modells". Hierzu zählen die Finanzierung von Neu- und Bestandsgeschäft, die Entwicklung neuer Märkte und Produkte (wie zum Beispiel spezieller Senioren- und Rentenprodukte), Bancassurance, Partnerschaften mit großen multinationalen Erstversicherungskonzernen sowie traditionelles Lebens-, Renten-, Unfall- und Krankengeschäft. „Diese Strategie sichert uns ein zukunftsträchtiges Portefeuille und starkes organisches Wachstum, sodass wir auch im dritten Quartal unser Prämienvolumen und unser Ergebnis erneut kräftig ausbauen konnten", betonte Zeller.

Klare Wachstumspotenziale sieht die Gesellschaft in der privaten Altersvorsorge für die Rentenversicherung in den Industrieländern: In Großbritannien stehen nach wie vor sofort beginnende Vorzugsrenten im Fokus; in den USA boten spezielle Krankenversicherungen für Senioren gute Wachstumschancen. „Wie in der Schaden-Rückversicherung, so setzen wir zudem auch in der Personen-Rückversicherung auf den sich entwickelnden Markt der islamkonformen (Rück-) Versicherung. Hier bieten wir unseren Kunden neben dem Risikotransfer auch die Gestaltung neuer Produkte an und unterstützen sie im Hinblick auf Marketing- und Vertriebsmethoden", erklärte Zeller.

Die Bruttoprämie in der Personen-Rückversicherung erhöhte sich zum 30. September 2007 mit 17,7 % kräftig auf 2,3 Mrd. EUR (2,0 Mrd. EUR). Bei konstanten Währungskursen

hätte das Wachstum 21,6 % betragen. Der Selbstbehalt erhöhte sich auf 90,5 % (86,0 %). Die verdiente Nettoprämie stieg daher noch deutlicher um 23,6 % auf 2,1 Mrd. EUR (1,7 Mrd. EUR).

Auch mit der Ergebnisentwicklung zum 30. September 2007 zeigt sich die Hannover Rück sehr zufrieden. Das operative Ergebnis (EBIT) konnte mit 209,9 Mio. EUR (107,8 Mio. EUR) nahezu verdoppelt werden. Darin sind außerordentliche Erträge von jeweils rund 25 Mio. EUR aus dem ersten Halbjahr und dem dritten Quartal enthalten. Hieraus ergibt sich eine deutlich über dem Zielwert von 5 % liegende EBIT-Rendite von 10,0 %. Aber auch ohne die Sondereffekte würde die EBIT-Rendite sehr gute 7,6 % betragen. Vor diesem Hintergrund und auf Grund der Auswirkungen der Unternehmenssteuerreform stieg der Konzernüberschuss außerordentlich stark auf 203,6 Mio. EUR nach 70,8 Mio. EUR in der Vergleichsperiode. Dies entspricht einem Gewinn je Aktie von 1,69 EUR (0,59 EUR).

Zufrieden zeigt sich die Hannover Rück auch mit der Entwicklung ihrer **Kapitalanlagen**: Obwohl die Kapitalmärkte im dritten Quartal von Nervosität – ausgelöst durch die Krise im Kredit- und US-Immobilienbereich – und damit einhergehender hoher Volatilität geprägt waren, war die Hannover Rück auf Grund ihres konservativ ausgerichteten, diversifizierten Portfolios kaum von diesem Marktgeschehen betroffen. Angesichts des im Vergleich zum gesamten Kapitalanlagevolumen sehr geringen Bestandes an Anleihen mit Subprime-Exponierung betrug der Abschreibungsbedarf lediglich 4,6 Mio. EUR. Der versicherungstechnische Mittelzufluss führte gegenüber dem 31. Dezember 2006 im Zusammenspiel mit den Marktbewegungen und einem schwächeren US-Dollar zu einem nahezu unveränderten Bestand an selbst verwalteten Kapitalanlagen von 19,5 Mrd. EUR. Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen auf Grund einer höheren Durchschnittsrendite in den Portefeuilles um 10,5 % auf 627,3 Mio. EUR (567,6 Mio. EUR). Im Rahmen des aktiven Portfoliomanagements – insbesondere im Bereich der Aktien – konnten Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 164,3 Mio. EUR (189,8 Mio. EUR) realisiert werden. Dem standen nahezu unveränderte realisierte Verluste in Höhe von 60,1 Mio. EUR (70,1 Mio. EUR) gegenüber. Das Nettoergebnis aus selbst verwalteten Kapitalanlagen stieg um 5,8 % auf 681,0 Mio. EUR (643,6 Mio. EUR). Die Depotzinsen erhöhten sich um 8,4 % auf 166,6 Mio. EUR (153,7 Mio. EUR). Vor diesem Hintergrund verbesserte sich das Nettoergebnis aus den gesamten Kapitalanlagen gegenüber der Vorjahresperiode um 6,3 % auf 847,6 Mio. EUR (797,3 Mio. EUR).

Ausblick

Auf Grund der attraktiven Marktchancen in der Schaden- wie in der Personen-Rückversicherung und angesichts der derzeitigen Situation an den Kapitalmärkten erwartet die Hannover Rück ein sehr gutes Ergebnis für das Gesamtjahr 2007.

Mit dem frei gewordenen Risikokapital aus dem Verkauf der Praetorian hat sich die Gesellschaft anderen attraktiven Geschäftsmöglichkeiten innerhalb der Rückversicherung zugewandt: Durch einen höheren Selbstbehalt in immer noch profitablen Segmenten eröffnen sich ihr gute Möglichkeiten der Gewinnsteigerung. Aber auch der Ausbau der Personen-Rückversicherung, die Erschließung neuer Märkte in Zentral- und Osteuropa sowie im wachstumsstarken islamischen Rückversicherungsmarkt bieten der Hannover Rück neben der erhöhten Beteiligung an der E+S Rück und der Übernahme der restlichen 50 % an der Hannover Life Re Australasia per 1. Oktober 2007 gute Möglichkeiten zum Einsatz des frei gewordenen Kapitals.

Trotz eines weicher werdenden Marktes in der *Schaden-Rückversicherung* sind die Bedingungen weiterhin überwiegend gut. Dies haben bislang alle unterjährigen Vertragserneuerungen gezeigt. Dort, wo es zu Ratenreduzierungen kommt, wie zum Beispiel im Luftfahrtgeschäft, sind die Preise dennoch angemessen. Großschäden wie Sturm „Kyrill", die Fluten in Großbritannien und das Sturm-/Flutereignis in Australien sollten die Preise für Naturkatastrophen zumindest stabil halten. In den USA werden angesichts der bislang ausgebliebenen Wirbelsturmereignisse Ratenrückgänge im einstelligen Prozentbereich erwartet. Dennoch bleibt das Sach-Katastrophengeschäft weiterhin profitabel. In Deutschland sind angesichts gestiegener Kosten für Personenschäden Ratensteigerungen bei nicht-proportionalen Verträgen in der Kraftfahrt-Haftpflichtsparte möglich.

„Auch die alljährlichen Treffen der Rückversicherer mit ihren Kunden im September in Monte Carlo und im Oktober in Baden-Baden sowie in den USA haben gezeigt, dass das Ratenniveau insgesamt risikoadäquat bleibt", betonte Zeller.

Die im vierten Quartal eingetretenen Flächenbrände in Kalifornien führten nach derzeitigen Schätzungen zu einem Marktschaden von mindestens 1,5 Mrd. USD. Die Hannover Rück erwartet aus diesem Ereignis eine Schadenbelastung im niedrigen zweistelligen Millionenbereich.

Für das Gesamtjahr dürfte sich das Netto-Prämienvolumen für die Schaden-Rückversicherung mindestens auf Vorjahresniveau bewegen. Vorausgesetzt, die Großschadenbelastung für das gesamte Jahr bleibt im Rahmen des Erwartungswertes von rund 8 % der Nettoprämie, ist von einem erfreulichen Gewinnbeitrag auszugehen.

In der *Personen-Rückversicherung* erwartet die Hannover Rück weiterhin gute Wachstumsimpulse – so zum Beispiel aus den europäischen, aber auch aus verschiedenen asiatischen Märkten und Südafrika. Im Oktober 2007 hat die Hannover Rück in Bermuda eine neue Tochtergesellschaft gegründet, die innerhalb der Personen-Rückversicherung eine wichtige Position einnehmen und das weltweite Netzwerk maßgeblich verstärken wird. Für das gesamte Geschäftsfeld geht die

Hannover Rück von einem deutlich wachsenden Prämienvolumen und zweistellig steigenden Ergebnissen aus.

Bei den *Kapitalanlagen* dürfte der zu erwartende positive Mittelzufluss im weiteren Jahresverlauf einen Anstieg des Kapitalanlagevolumens bewirken. In einem normalen Marktumfeld sollten die Erträge aus selbst verwalteten Kapitalanlagen weiter zulegen können.

Angesichts der dargestellten guten operativen Entwicklung und des Einmaleffekts aus der Steuerreform geht die Hannover Rück von einem sehr guten Ergebnis für das *Gesamtjahr* 2007 aus. „Unter der Prämisse, dass sich die Großschadenbelastung im Rahmen des Erwartungswertes bewegt und es zu keinen negativen Ausschlägen auf den Kapitalmärkten kommt, gehen wir nunmehr für das Geschäftsjahr 2007 von einer Eigenkapitalrendite von mindestens 20 Prozent aus", erklärte Zeller. Vorbehaltlich der Gremienzustimmungen sollte damit eine erneut erhöhte Dividende möglich sein. Der Vorstand plant eine unveränderte Ausschüttungsquote des normalisierten Ergebnisses von 35 % bis 40 %. Um die Aktionäre auch an dem Einmaleffekt aus der Steuerreform zu beteiligen, zieht der Vorstand eine zusätzliche Sonderausschüttung in Betracht.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-17 36,
E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Haftungshinweis:
Bestimmte Aussagen in dieser Pressemitteilung, die in die Zukunft gerichtet sind oder bestimmte Erwartungen für die Zukunft enthalten, beruhen auf gegenwärtig zur Verfügung stehenden Informationen. Solche Aussagen sind naturgemäß mit Risiken und Unsicherheiten behaftet. Umstände wie die allgemeine wirtschaftliche Entwicklung, zukünftige Marktbedingungen, außergewöhnliche Schadenbelastungen durch Katastrophen, Veränderungen der Kapitalmärkte und sonstige Umstände können dazu führen, dass die tatsächlichen Ereignisse oder Ergebnisse erheblich von den Vorhersagen der in die Zukunft gerichteten Aussagen abweichen. Die Hannover Rück (einschließlich aller verbundenen Unternehmen) übernimmt für die Richtigkeit, Vollständigkeit und Aktualität der Aussagen keine Haftung. Auch sind sämtliche Schadensersatzansprüche im Zusammenhang mit Entscheidungen und Handlungen, die auf Grund dieser Pressemitteilung vorgenommen wurden, ausgeschlossen.

Kennzahlen der Hannover Rück-Gruppe (auf IFRS-Basis)

	2007					2006		
in Mio. EUR	H1	Q3	+/- Vorjahr	H1+Q3	+/- Vorjahr	Q3	H1+Q3	31.12.
Hannover Rück-Gruppe								
Gebuchte Bruttoprämie	4.491,6	1.934,8	-12,7 %	6.426,3	-11,1 %	2.215,1	7.227,7	
Verdiente Nettoprämie	3.705,2	1.785,9	+10,3 %	5.491,1	+4,5 %	1.619,7	5.256,4	
Versicherungstechnisches Ergebnis	-92,1	-27,9	-69,7 %	-119,9	-23,8 %	-92,0	-157,4	
Kapitalanlageergebnis[1]	579,9	267,6	-14,6 %	847,6	+6,3 %	313,4	797,3	
Operatives Ergebnis (EBIT)	467,7	222,6	+11,4 %	690,3	+14,3 %	199,8	603,6	
Überschuss aus fortzuführenden Geschäftsbereichen (vor Minderheitsanteilen)	289,3	345,8	+200,4 %	635,2	+63,6 %	115,1	388,3	
Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	30,7	-0,4	+101,0 %	30,4	-53,4 %	36,2	65,2	
Minderheitsanteile	27,1	49,2	+76,7 %	76,2	+3,9 %	27,8	73,4	
Konzernüberschuss	293,0	296,3	+139,9 %	589,3	+55,0 %	123,5	380,1	
Ergebnis je Aktie in EUR	2,43	2,46	+139,9 %	4,89	+55,0 %	1,02	3,15	4,27
Haftendes Kapital[2]	4.824,1			5.136,8	+5,3 %			4.878,4
Kapitalanlagen (inkl. Depotforderungen)	29.190,6			28.998,1	+1,6 %			28.538,1
Bilanzsumme	39.154,8			37.974,1	-8,2 %			41.386,4
Buchwert je Aktie in EUR	24,68			26,64	+10,9 %		23,60	24,03
Selbstbehalt	85,8 %	87,9 %		86,4 %		74,7 %	76,3 %	
EBIT-Rendite[3]	12,6 %	12,5 %		12,6 %		12,3 %	11,5 %	
Eigenkapitalrendite (nach Steuern)[4]	19,9 %	38,3 %		25,7 %		18,3 %	18,6 %	
Schaden-Rückversicherung								
Gebuchte Bruttoprämie	2.964,4	1.137,8	-24,9 %	4.102,3	-21,8 %	1.515,0	5.244,9	
Verdiente Nettoprämie	2.328,5	1.062,9	+1,7 %	3.391,3	-4,7 %	1.045,0	3.557,7	
Versicherungstechnisches Ergebnis	-56,1	5,8	+116,5 %	-50,3	+0,0 %	-35,4	-50,3	
Operatives Ergebnis (EBIT)	321,5	131,7	-18,5 %	453,2	-2,6 %	161,6	465,3	
Überschuss aus fortzuführenden Geschäftsbereichen (vor Minderheitsanteilen)	248,4	188,0	+85,9 %	436,5	+32,4 %	101,1	329,6	
Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	13,7	-0,2	-100,4 %	13,5	-80,5 %	37,7	69,2	
Minderheitsanteile	20,7	35,5	+46,8 %	56,1	-11,7 %	24,2	63,6	
Konzernüberschuss	241,4	152,4	+32,9 %	393,8	+17,5 %	114,7	335,2	
Selbstbehalt	83,3 %	85,4 %		83,9 %		71,2 %	72,6 %	
Kombinierte Schaden-/Kostenquote[5]	101,9 %	97,9 %		100,6 %		103,3 %	100,5 %	
EBIT-Rendite[3]	13,8 %	12,4 %		13,4 %		15,5 %	13,1 %	
Personen-Rückversicherung								
Gebuchte Bruttoprämie	1.532,3	801,4	+14,5 %	2.333,7	+17,7 %	700,2	1.982,7	
Verdiente Nettoprämie	1.376,7	723,0	+25,8 %	2.099,7	+23,6 %	574,8	1.698,7	
Operatives Ergebnis (EBIT)	129,2	80,7	+172,8 %	209,9	+94,7 %	29,6	107,8	
Konzernüberschuss	89,9	113,7	+479,8 %	203,6	+187,8 %	19,6	70,8	
Selbstbehalt	90,2 %	90,9 %		90,5 %		82,4 %	86,0 %	
Kombinierte Schaden-/Kostenquote[5]	96,9 %	97,8 %		97,2 %		103,2 %	99,7 %	
EBIT-Rendite[3]	9,4 %	11,2 %		10,0 %		5,2 %	6,4 %	

[1] einschließlich Depotzinsaufwendungen

[2] Eigenkapital + Minderheitsanteile + Hybridkapital

[3] Operatives Ergebnis (EBIT)/verdiente Nettoprämie

[4] Quartale wurden annualisiert

[5] einschließlich Depotzinsen

END